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                                                                  EXHIBIT (d)(4)


                 PLASTI-LINE TO BEGIN GOING-PRIVATE DISCUSSIONS


Knoxville, Tennessee
July 30, 1997

         PLASTI-LINE, INC. ("SIGN") announced today that its Board of Directors has received a merger proposal from James R. Martin, Chairman of the Board and Chief Executive Officer of Plasti-Line. Under the terms of this proposal, Mr. Martin intends to form a new corporation, which may include as shareholders certain key management personnel of Plasti-Line, which intends to acquire all of the outstanding common stock of Plasti-Line not owned by such corporation at a price of $13.50 per share in cash.

         The Board of Directors of Plasti-Line has authorized a special committee of independent directors to negotiate with the proposed acquiring corporation and to determine whether to approve any such acquisition on behalf of the Board. Plasti-Line said that there can be no assurance at this time as to whether or not any transaction will occur or as to the timing or terms of any transaction.

         Mr. Martin, who currently beneficially owns 46.4% of Plasti-Line's outstanding common stock, including shares issuable upon the exercise of certain stock options, has stated to the Board that he has no current intent to sell his shares of Plasti-Line common stock to a third party.

         Plasti-Line designs, markets, produces and installs interior and exterior brand identity and point of purchase marketing products and systems for retailers and manufacturers.